As filed with the Securities and Exchange Commission on October 17, 2018
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3/A
Amendment No. 1

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

IMH Financial Corporation

(Name of Applicants)

7001 N. Scottsdale Road, #2050
Scottsdale, Arizona 85253
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
7% Notes due 2021	Up to a maximum aggregate principal amount of $10,162,000
_________________________
Approximate date of proposed public offering
As promptly as practicable
after the effective date of this
Application for Qualification

Name and address of agent for service:
Lawrence D. Bain
Chief Executive Officer
IMH Financial Corporation
7001 N. Scottsdale Road, #2050
Scottsdale, Arizona 85253
(480) 840-8400

With A Copy To:
Howard Groedel, Esq.
Ulmer & Berne LLP
1660 West 2nd Street, Suite 1100
Cleveland, Ohio 44113
(216) 583-7000
The Company hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification or (ii) such earlier date as the SEC, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

EXPLANATORY NOTE
This Amendment No. 1 to the Application for Qualification of Indenture (the “Application”) under the Trust Indenture Act of 1939, as amended, on Form T-3 of IMH Financial Corporation (the “Company”), filed by the Company with the Securities and Exchange Commission on September 28, 2018, is being filed to reflect certain changes to the indenture and offering memorandum, and to file additional exhibits.

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